To Shareholders of the Kelmoore Strategy® Fund, Kelmoore Strategy® Eagle Fund, and Kelmoore Strategy® Liberty Fund (collectively, the “Funds”):

Managed Distribution Policy. The Board of Trustees, at the request of the interim investment adviser of the Funds, recently adopted a managed distribution policy for the Funds. Under the policy, each Fund seeks to pay monthly distributions to its shareholders at an annual rate equal to approximately 5% of the Fund share’s market value, based on the closing Class A share price on the business day immediately following the distribution payment date from the preceding month.

SEC Disclosure Requirements. This notice complies with Section 19(a) of the Investment Company Act and Rule 19a-1 thereunder, and provides Fund shareholders with important information concerning the distributions made in the month of August 2008. The following is an estimate of the source of the distributions made in August for the Funds.

Record Date – August 21, 2008; Ex-Date – August 22, 2008; Payable Date – August 22, 2008

	Current Distribution Per Share ($)	Breakdown of Current Distribution Per Share (%)	Fiscal YTD Cumulative Distributions Per Share ($)	Breakdown of Fiscal YTD Cumulative Distributions Per Share (%)
Kelmoore Strategy® Fund
Net Investment Income	$0.00	0%	$0.00	0%
Net Realized Short-Term Capital Gains	$0.00	0%	$0.00	0%
Net Realized Long-Term Capital Gains	$0.00	0%	$0.00	0%
Return of Capital	$0.0925	100%	$0.7325	100%
Kelmoore Strategy® Eagle Fund
Net Investment Income	$0.00	0%	$0.00	0%
Net Realized Short-Term Capital Gains	$0.00	0%	$0.00	0%
Net Realized Long-Term Capital Gains	$0.00	0%	$0.00	0%
Return of Capital	$0.0291	100%	$0.0291	100%
Kelmoore Strategy® Liberty Fund
Net Investment Income	$0.00	0%	$0.00	0%
Net Realized Short-Term Capital Gains	$0.111	71.19%	$1.4707	71.19%
Net Realized Long-Term Capital Gains	$0.00	0%	$0.00	0%
Return of Capital	$0.0449	28.81%	$0.5952	28.81%

Return of Capital. Each Fund estimates that it has distributed more than its income and net realized capital gains; therefore, all or a portion of your distribution will be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in a Fund is paid back to you. A return of capital distribution does not necessarily reflect a Fund’s investment performance and should not be confused with “yield,” “income” or “profit.” You should not draw any conclusions about a Fund’s investment performance from the amount of this distribution or from the terms of the Funds’ managed distribution policy.

Not Tax Reporting. The amounts and sources of distributions reported in this notice are only estimates in order to comply with SEC regulations and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon each Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. A Fund will send you a Form 1099-DIV in early 2009 for the 2008 calendar year that will tell you how to report these distributions for federal income tax purposes (e.g., ordinary income, long-term capital gain or return of capital).